[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858
February 11, 2013
direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.
Registration Statement on Form S-1
Filed January 22, 2013, as amended January 29, 2013

File No. 333-186128

Dear Mr. Clampitt:

On behalf of Community Financial Shares, Inc. (the “Company”) enclosed for filing is Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on January 22, 2013, as amended January 29, 2013 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on February 7, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

General

Comment No. 1:

We note that the November 13, 2012 Securities Purchase Agreement and concurrent private offering contemplate a second closing for the purchase of additional shares by four private investors. Please provide the staff with an analysis that confirms the first closing was “completed” allowing you to register the resale of the private placement shares before the closing of the private placement.

Response to Comment No. 1:

The Company confirms that the first closing (the “First Closing”) referenced in the November 13, 2012 Securities Purchase Agreement (the “Securities Purchase Agreement”) was completed on December 21, 2012. On that date, the Company issued shares of common stock and Series C, Series D and Series E Preferred Stock in exchange for $24.0 million in aggregate offering proceeds which were received on that date. The registration of the securities being registered by this Registration Statement (SEC File No. 333-186128), is not contingent on the occurrence of the second closing (the “Second Closing”) referenced in the Securities Purchase Agreement. As contemplated by the Securities Purchase Agreement, the Company has also filed a registration statement (SEC File No. 333-186269) to conduct a rights offering (the “Rights Offering”) pursuant to which it will issue up to three million shares of common stock. The Second Closing contemplated by the Securities Purchase Agreement is an optional opportunity for four of the First Closing’s investors to permit them to maintain, after the Rights Offering, the voting and economic ownership interests they acquired in the Company after the First Closing. If the Second Closing does occur, the Company will file a separate registration statement to register additional shares of common stock into which shares acquired in the Second Closing could be converted.

Comment No. 2:

Update to provide disclosures required by Item 402 of Regulation S-K for 2012.

Response to Comment No. 2:

As previously discussed with the Staff, the requested disclosure is included in the Registration Statement.

Calculation of Registration Fee Table

Comment No. 3:

Revise the calculation of registration fee table to clarify the number of common shares registered that underlie each of the three series of preferred stock.

Response to Comment No. 3:

The calculation of registration fee table has been revised in response to this comment.

Cover Page

Comment No. 4:

Revise the first paragraph to clarify that the Selling Shareholders are selling 13,341,100 shares of common issuable upon conversion of the Series C, x number for conversions of Series D and E. Delete the reference to the 4,315,500 shares as they are not being sold in this Offering.

Response to Comment No. 4:

The first paragraph of the cover page has been revised in response to this comment.

Comment No. 5:

Revise the third paragraph to indicate the stock is quoted on the OTCQB or inform us otherwise.

Response to Comment No. 5:

The third paragraph of the cover page has been revised in response to this comment.

Corresponding changes have also been made throughout the prospectus.

Summary

Regulatory Matters, page 3

Comment No. 6:

Revise the last two paragraphs to disclose what steps have been taken to comply with the regulatory actions and update as of the most recent practicable date. In addition, disclose how the private placement affects these actions.

Response to Comment No. 6:

The section of the Summary captioned “Regulatory Matters” has been revised on pages 4 and 5 in response to this comment.

Closing of the Investment, page 4

Comment No. 7:

Revise to provide here and in the similarly titled discussion in the “Business” section:

•	a detailed description of the private placement transactions, including background information;

•	the date consents were received approving the transaction; and

•	expected changes to the company’s management, organization and operations, particularly the capital ratios and the Bank’s capital ratios.

Response to Comment No. 7:

A detailed description of the private placement transactions, including background information, has been added to the first six paragraphs of the section of the Summary captioned “Closing of the Investment” on page 4 of the prospectus in response to this comment, and to the first seven paragraphs of the section of the Business captioned “Closing the Investment” on page 17 of the prospectus in response to this comment. The date of that the requisite shareholder consent was received to approve the amendments to the Company’s Certificate of Incorporate that were necessary to complete the transaction is included in the sixth paragraph of the section of the Summary captioned “Closing of the Investment” on page 4 of the prospectus and in the ninth paragraph of the section entitled “Business—Closing of the Investment” on page 17 of the prospectus. The expected changes to the Company’s management, organization and operations is described in the section of the prospectus entitled “Summary—Regulatory Matters” beginning on page 4 of the prospectus, similar discussion in the section of the prospectus entitled “Business—Regulatory Matters” beginning on page 16 of the prospectus, and the last paragraph of the section entitled “Business—Closing of the Investment” on page 17 of the prospectus. The effect of the private placement transaction on the Bank’s capital ratios has been discussed in third full paragraph on page 4 of the section of the prospectus entitled “Summary—Regulatory Matters” and fifth full paragraph under the section of the prospectus entitled “Business—Regulatory Matters”, and in the tenth paragraph of the section entitled “Business—Closing of the Investment” on page 17 of the prospectus. The Company has less than $500 million in assets and therefore does not have standalone regulatory capital requirements. As a result, the impact of the private placement transaction on the Company’s capital ratios has not been included in the revised prospectus.

Selling Shareholders, page 66

Comment No. 8:

Revise the narrative to indicate that none of the selling shareholders are broker-dealers or affiliates of any broker-dealer or indicate which sellers are such.

Response to Comment No. 8:

The third paragraph of the narrative on page 66 has been revised in response to this comment.

Comment No. 9:

Please revise to identify, for each entity that is a selling shareholder, each person or persons who have sole or shared voting or investment control over the company’s securities that the entity owns. See Compliance & Disclosure Interpretations of Regulation S-K Question 140.02.

Response to Comment No. 9:

Footnote numbers 7, 9, 10 12, 13, 14, 15, 15, 17, 18, 19, 20, 21, 24 and 27 to the Selling Shareholders table beginning on page 66 have been revised in response to this comment.

Wellington Management Company, LLP (“Wellington Management”) is the investment adviser to certain selling shareholders (the “Wellington Client”), which are listed in the table of Selling Shareholders. We understand that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities held by the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by the Wellington Clients. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Selling Shareholders.

Wellington Management has discussed this issue with the Staff on a few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

We understand that the Staff agreed with the analysis set forth in those letters. Wellington Management confirms that the statements in such letters remain accurate.

Plan of Distribution, page 70

Comment No. 10:

Clarify that a post-effective amendment will be filed if selling agents engaged.

Response to Comment No. 10:

The second paragraph of the Plan of Distribution on page 76 has been revised in response to this comment.

*            *             *            *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer